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[CELLDEX LETTERHEAD]

VIA EDGAR

August 31, 2005

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  CELLDEX THERAPEUTICS, INC.
  Application for Withdrawal of Registration Statements
  on Forms S-1 and S-4 (File Nos. 333-114353 and 333-125648)

Ladies and Gentlemen:

        Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), we hereby make this application for withdrawal of the Registration Statement on Form S-1 (File No. 333-114353) originally filed with the Securities and Exchange Commission (the "Commission") on April 9, 2004, including the Prospectuses filed under Rule 424(a) on June 8, 2005 and June 9, 2005, respectively, relating thereto (collectively, the "Form S-1 Registration Statement") and the Registration Statement on Form S-4 (File No. 333-125648) originally filed with the Commission on June 8, 2005 (the "Form S-4 Registration Statement" and together with the Form S-1 Registration Statement, as amended, the "Registration Statements") and all exhibits and pre-effective amendments thereto.

        We believe that current market conditions make it inadvisable to proceed with the offerings to be registered under the Registration Statements at this time. None of our securities being registered under the Registration Statements have been sold in connection with either the public offering to be registered under the Form S-1 Registration Statement or the acquisition which is the subject of the Form S-4 Registration Statement. We may undertake a subsequent private offering of our securities in reliance on Securities Act Rule 155(c).

        Pursuant to the foregoing, we hereby respectfully request that a written order granting the withdrawal of the Registration Statements be issued by the Commission as soon as possible. Please fax a copy of the written order as soon as it is available to the attention of the undersigned at (609) 430-2851, and to the attention of our counsel, Dwight Kinsey of Satterlee Stephens Burke & Burke LLP, at (212) 818-9606. It is our understanding that this application for withdrawal of the Registration Statements will be deemed granted at the time the application is filed with the Commission unless, within 15 calendar days after we file the application, the Commission notifies us that the application for withdrawal will not be granted.

        If you have any questions regarding this application, please do not hesitate to contact Dwight Kinsey at (212) 404-8727.

Very truly yours,
CELLDEX THERAPEUTICS, INC.
By:	/s/ ANTHONY S. MARUCCI Anthony S. Marucci Chief Financial Officer

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